UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File No. 0-53646

Eagleford Energy Inc.

(Registrant’s name) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1. Eagleford Energy Inc. Material Change Report dated March 22, 2012 as filed on SEDAR on March 22, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 26, 2012	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

Item 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Inc. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

March 16, 2012 and March 21, 2012.

Item 3.	News Release

Press release issued by the Company on March 6, 2012 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company has completed a 2-for-1 forward stock split (the “Stock Split”), pursuant to which one (1) newly-issued share of the Corporation’s common stock (the “Common Stock”).

Item 5.	Full Description of Material Change

Further to the Company’s news release issued on March 6, 2012, the Company has completed a 2-for-1 forward stock split (the “Stock Split”), pursuant to which one (1) newly-issued share of the Corporation’s common stock (the “Common Stock”) shall be issued to each holder of a share of Common Stock as of the close of business on March 16, 2012 (the “Record Date”).

The Articles of the Corporation were amended to effect the Stock Split by filing Articles of Amendment to implement the Stock Split effective the Record Date. The Common Stock to implement the Stock Split shall be issued effective March 21, 2012. No fractional shares shall be issued as a result of the Stock Split, and if any fractional share would otherwise result from the Stock Split, such fractional share shall be rounded up to the nearest whole share and mailed to the holder of the fractional interest as his or her interest appears.

The shares of Common Stock issued pursuant to the Stock Split will be delivered to the Corporation’s stockholders of record as of the Record Date at their respective address of record appearing on the books of the Corporation. The Corporation’s stockholders will not be required to surrender their existing certificates to receive the shares to be issued pursuant to the Stock Split.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416-364-4039
Facsimile:	416-364-8244

Item 9.	Date of Report

March 22, 2012